Exhibit 99.2

Hanwha SolarOne / Q CELLS Announcement

FREQUENTLY ASKED QUESTIONS

For the Financial Community

1.	What’s the rationale for the combination?

-	The combination creates a new leader in solar power with a solar cell production capacity of 3.28 gigawatts.

-	We believe combined global scale will allow us to increase our competitiveness, increase efficiency, reduce manufacturing costs and improve our growth profile in key markets.

-	The combination of our complementary businesses is expected to unlock revenue and cost synergies.

-	We will have a diverse manufacturing footprint in Malaysia, Germany, China in Korea (2015) that provides more flexibility and efficiency, including US and EU access without incurring anti-dumping and countervailing duties.

-	We plan to leverage Q CELLS’ deep expertise in producing high quality, high performance, and premium products across the combined company.

-	We will be able to expand our presence into downstream more quickly and in more markets, which is an important area for growth.

2.	How did the deal come about?

-	Given the strong strategic fit and complementary benefits that each company can bring to the table, the SolarOne board and management formally approached Q CELLS in late August of this year to initiate discussions regarding a potential transaction.

-	Upon extensive due diligence from both parties together with financial and legal advisors from each side, SolarOne and Q CELLS came to a mutual agreement that the combination would be in the best interest of both companies’ shareholders, employees and long-term strategy.

-	SolarOne’s board of directors, acting upon the unanimous recommendation of an independent special committee formed by the board of directors (which was advised by independent legal and financial advisors), approved the transaction and resolved to recommend that SolarOne’s shareholders vote to approve the transaction.

3.	Why does the board and management believe that this transaction maximizes SolarOne’s shareholder value?

-	SolarOne’s management and board are committed to maximizing value for all shareholders.

-	As such, the Board carefully considered the proposed combination, along with other strategic alternatives, together with our financial and legal advisors. Following extensive due diligence and negotiations with Q CELLS, the board concluded that this transaction is in the best interest of all shareholders.

-	SolarOne’s board of directors, acting upon the unanimous recommendation of an independent special committee formed by the board of directors (which was advised by independent legal and financial advisors), approved the transaction and resolved to recommend that SolarOne’s shareholders vote to approve the transaction.

-	As discussed in the presentation, both companies firmly believe that the combination and integration of the two businesses will provide significant strategic and financial benefits to all constituents given the complementary attributes of both companies along with the significant synergy opportunities unlocked through the combination.

4.	What revenue and cost efficiencies do you expect to achieve?

-	Operating expenditure savings are expected through:

•	Significant supply chain and procurement efficiencies as a result of greater economies of scale

•	Optimization of suboptimal operations

•	Integration of regional sales and services operations

-	Capital expenditure savings are expected through centralization of capex spending to facilitate improved ROIC.

-	Financing savings are expected through accessing a broader universe of financing options as a result of a better credit profile and stronger capital structure.

-	We expect these efficiencies to generate $10 million in OPEX savings per annum.

-	Post integration, revenue synergies are expected on several fronts, driven by:

•	More profitable revenue mix enabled by accelerating our downstream business,

•	Enhanced sales and marketing capabilities with complementary market penetration, and

•	We also believe higher ASPs will be possible through higher quality R&D, products, go-to-market branding.

5.	What will be the financial profile of the combined company?

-	The deal will vastly enhance our financial strength and provide us with greater flexibility to invest in the current business and future growth opportunities.

-	Based on the unaudited financial information for each of SolarOne and Q CELLS for the six months ended June 30, 2014 (and after adjusting for approximately $49 million of intercompany transactions), the total revenue for the two companies was approximately $733 million.

6.	When do you anticipate deal closing?

-	We anticipate closing in the first quarter of 2015, subject to shareholders approval and regulatory and other customary closing conditions.

7.	What is the proposed deal structure?

-	SolarOne will acquire Q CELLS in an all-stock transaction that values the combined company at approximately $2.0 billion on an enterprise value basis, based on SolarOne’s closing share price on December 5, 2013.

-	SolarOne will issue approximately 3.7 billion SolarOne ordinary shares (being the equivalent of approximately 740.2 million American depositary shares), equivalent to approximately 8.09 newly issued shares for each of its currently outstanding shares, on a fully diluted basis to, Hanwha Solar Holdings Co., Ltd. (“HSH”) Q CELLS shareholder.

-	Q CELLS’ shareholder, HSH, which currently holds an approximately 45.7% stake in SolarOne will own approximately 94% of the combined company while non-HSH SolarOne shareholders will retain approximately 6% of the combined company.

8.	What is the value of the acquisition?

-	Based on the closing price of SolarOne’s ADRs as of December 5, 2014 (the last trading day prior to the public announcement of the transaction) and the exchange ratio, the implied equity value of Q CELLS is approximately $1.2 billion.

9.	How did the two companies determine the exchange ratio?

-	Throughout the entire due diligence process, each party spent a considerable amount of time to thoroughly understand each other’s business, operations and financial outlook.

-	Both companies conducted detailed due diligence based on multiple valuation methodologies to derive the fair value of both companies.

-	Based on these assessments, both companies held multiple rounds of negotiation sessions to derive a mutually agreeable ratio that were approved by both parties.

-	Each of the companies, as well as the special committee of SolarOne, received assistance from legal and financial advisors independent of each other.

-	Further details as they relate to the valuation and ratio will be made available in the shareholder circular.

10.	What are the company’s capital raise plans following the merger?

-	At this stage, nothing specific is planned; we will continue to evaluate opportunities to optimize our capital structure.

-	We believe the combination will result in a new company with an enhanced leverage profile and enlarged scale that should enable us to consider a broader array of funding options.

-	Regardless, we are committed to maintaining a disciplined leverage profile in line with our industry and employ an efficient and balanced capital allocation strategy.

11.	Is the deal accretive?

-	We expect the combination to be accretive to earnings. The statement that the combination is earning accretive should not be interpreted to mean that the earnings per share in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

12.	Why is shareholder approval required for the deal?

-	As a foreign private issuer, we have opted out of and are not subject to the NASDAQ listing rule, that requires shareholder approval prior to any issuance or sale of common stock in any transaction if the number of shares of common stock issued equals or exceeds 20% of the number of shares of common stock outstanding prior to the issuance.

-	Nevertheless, we are voluntarily seeking shareholder approval for this transaction.

-	In addition, Cayman law requires shareholder approval for certain corporate actions relating to the transaction, including the increase in SolarOne’s authorized capital.

13.	Are there any conditions, third party or regulatory approvals that need to be fulfilled pre closing?

-	In addition to shareholder approval, completion of the transaction will be subject to customary conditions, such as regulatory approvals.

-	The parties believe they are only required to make a merger control filing in Japan.

14.	Are there any break-up fees?

-	No, there are no break-up fees if the transaction is not consummated.

15.	Are there any merger-related charges involved with the transaction?

-	There will be some moderate costs associated with post merger integration, but it is too early to speculate further on details of their financial impact.

16.	Will Hanwha Chemical Corp. remain a strategic investor going forward? What percent of the combined company will it own?

-	Yes. Hanwha Chemical, the sole shareholder of HSH is committed to the growth and future of this company, as well as the growth and future of the solar sector overall. Hanwha Chemical, through HSH, is expected to own approximately 94% of the combined company, immediately after closing.

17.	Does this deal include Hanwha Q CELLS Japan, Korea or US?

-	No, the deal only involves the Hanwha Q CELLS Investment entity and its subsidiaries.

-	Hanwha Q CELLS Japan, Korea and US are not within the scope of this transaction and have no direct affiliations with Hanwha Q CELLS Investment.

18.	Will you look to acquire any other Hanwha Q CELLS entities? Other acquisitions in general?

-	We are evaluating our options in this regard.

-	We are always open to opportunities that deliver value for our shareholders, but we have no immediate plans for future acquisitions.

19.	Please discuss the company’s plan as it relates to the outstanding convertible bonds maturing in January 2015 in the context of the proposed combination?

-	We are currently evaluating our options. We have nothing to disclose at this time.

20.	What will be the combined production capacity?

-	3.28 gigawatt cell capacity

-	2.2 gigawatt module capacity, with an additional 1 gigawatt capacity coming online in 2015

21.	What will be the combined company’s business focus?

-	The combined company plans to continue to focus on enhancing its market position in the midstream segment leveraging its larger scale in cell / module manufacturing and enhanced R&D capabilities while further reducing costs through operational efficiencies.

-	In addition, the company plans to accelerate expansion into the downstream business by leveraging its combined 2.17 gigawatts of downstream pipeline and established track record in strategically important and rapidly growing downstream markets.

-	Lastly, we will work diligently to smoothly and swiftly integrate the two companies to ensure disruption-free operations while harnessing synergies arising from the combination.

22.	Which markets will you be focusing on?

-	Through the combination, we will be in a fortunate position in the largest solar markets of China, Japan, US and Europe.

-	As such, we plan on expanding our presence in these strategically important markets leveraging our current customer base and sales network.

-	We also intend to continue to do business in other markets where we are already present.

-	At the same time, we plan on selectively entering key large emerging solar markets such as the Middle East and Latin America leveraging our current foothold in these regions through our Q CELLS’ sales network.

23.	Will you invest in new markets or product segments?

-	We believe the combination will pave the way for vertical expansion into downstream.

-	SolarOne is already investing in a new manufacturing facility in Korea, which is obviously a market we know well. SolarOne will facilitate entry in China for Q CELLS.

-	We plan on selectively entering key large emerging solar markets such as the Middle East and Latin America leveraging our current network in these regions.

24.	How will this combination impact R&D strategy?

-	The combination will greatly enhance our R&D capabilities.

-	Q CELLS is widely recognized for its superior product performance and quality as well as R&D expertise with more than 200 researchers and engineers, and over 270 granted and pending patents.

25.	What’s your strategy for entering the downstream market?

-	Q CELLS brings significant expertise in development, EPC and project financing, and has successfully installed over 700 megawatts and facilitated over $1 billion investments worldwide since 2007.

-	The combined downstream portfolio will cover China through SolarOne, in addition to EMEA, LATAM and APAC through Q CELLS.

26.	Are the recently announced capacity expansion plans for Malaysia and Korea facilities proceeding as planned after the combination?

-	The Malaysia 800 megawatt and Korea 230 megawatt capacity expansion plans are an integral part of our long-term strategy to remain cost competitive through enlarged scale while further diversifying our non-China manufacturing capacity.

-	As such, we are proceeding with these capacity expansions as originally planned and currently do not envision any changes.

27.	Will you be combining or rationalizing product portfolios?

-	We intend to largely maintain our product offering to the market.

-	At the same time, we will be able to leverage Q CELLS’ deep expertise in producing high quality, premium products across the combined company.

28.	What is your integration plan?

-	SolarOne and Q CELLS are sister companies and share a common parent, so there is existing relationship and common culture that will facilitate a smooth integration.

-	The deal is not expected to close until Q1 of 2015 and integration will begin after that point.

-	It is too early to speculate further on details of the integration.

29.	Do you plan to change or restructure your cell or module manufacturing?

-	As always, we plan to optimize our existing facilities as well as expand our capacity.

-	There are no new plans to announce at this time.

30.	Do you plan to exit any markets?

-	No. On the contrary, this combination should allow us to accelerate our expansion in multiple international markets and expand further into new geographies over time.

31.	What will the brand be for the combined entity?

-	We anticipate announcing a new corporate brand after closing of the transaction (as opposed to the product brands which will remain the same for the foreseeable future).

32.	Will this combination allow you to reduce your manufacturing costs?

-	With Q CELLS, we will significantly increase our scale, which will allow us to increase efficiency and reduce manufacturing costs.

-	We plan to leverage SolarOne’s cost-efficient module manufacturing base as well as Q CELLS’ highly efficient and fully automated cell manufacturing base to further improve our combined cost competitiveness.

33.	How much customer overlap currently exists?

-	SolarOne and Q CELLS currently have very minimal overlapping customers given the different focus in terms of geography and product segment. As such, we do not foresee material loss of customers or dis-synergies as a result of the combination.

Safe-Harbor Statement

This document contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this document and SolarOne’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, among others, the timing to consummate the transaction; the risk that a condition to the closing of the transaction may not be satisfied; the risk that shareholder and any required regulatory or other approvals for the transaction are not obtained, are delayed or are subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of SolarOne and Q CELLS; the risk that expected synergies and other benefits from the transaction may not be realized; and the impact of any litigation and regulatory proceedings. Further information regarding these and other risks is included in SolarOne’s filings with the SEC, including its annual report on Form 20-F. Except as required by law, SolarOne does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Transaction

The total revenue for SolarOne and Q CELLS for the six month period ended June 30, 2014 set out above does not constitute pro forma financial information and is not necessarily indicative of or intended to represent the results that would have been achieved had the transaction been consummated as of January 1, 2014 or that may be achieved in the future.

In connection with the transaction described in this announcement (the “Transaction”), SolarOne will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transaction, which will include as exhibits thereto the share purchase agreement, dated December 8, 2014, among SolarOne, Q CELLS and HSH and a new shareholder agreement, dated December 8, 2014, between SolarOne and HSH that will, upon consummation of the Transaction, replace and terminate the existing Shareholders Agreement, dated September 16, 2010, by and between SolarOne and HSH, as amended by Amendment No. 1, dated November 12, 2013. All parties desiring details regarding the Transaction are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Transaction, SolarOne will prepare and mail a shareholder circular to its shareholders, which will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SHAREHOLDER CIRCULAR AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain a free copy of the shareholder circular and other documents that SolarOne prepares and mails to its shareholders on SolarOne’s website at www.hanwha-solarone.com. In addition, these documents can be obtained, without charge, by contacting SolarOne at the Investor Relations contact provided below.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities.

SOURCE Hanwha SolarOne Co., Ltd.

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